Manulife Financial Corporation
Notice of Meeting and Record Date

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, please be advised as follows:

Meeting Date	May 5, 2011
Record Date for Notice	March 15, 2011
Record Date for Voting	March 15, 2011
Beneficial Ownership Determination Date	March 15, 2011
Securities Entitled to Notice	Common Shares
Securities Entitled to Vote	Common Shares
Meeting Type	Annual

”Angela K. Shaffer”
Angela K. Shaffer
Vice President and Corporate Secretary

February 14, 2011